SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-2(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 1)

VIRYANET LTD.

(Name of Issuer)

Ordinary Shares, Par Value NIS 5.0 Per Share

(Title of Class of Securities)

M97540 13 8

(CUSIP Number)

Memy Ish-Shalom

1 Grant Road

Westborough, MA 01581

Telephone: 617-8774540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M97540 13 8

1.	Names of reporting persons Memy Ish-Shalom
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 402,096
	8.	Shared voting power 0
	9.	Sole dispositive power 402,096
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 402,096
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.0%
14.	Type of reporting person (see instructions) IN

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D filed on April 13, 2012 (the “Statement”) relates to the ordinary shares, par value NIS 5.0 per share (“Ordinary Shares”) of ViryaNet Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at 8 HaMarpe St., Har Hotzvim, P.O. Box 45041, Jerusalem 91450, Israel.

This Amendment is being filed by Memy Ish-Shalom, an individual (the “Reporting Person”) to report his purchase on March 11, 2013 and March 15, 2013, of additional Ordinary Shares that, together with Ordinary Shares that had been granted to him by the Issuer and had vested, increased his beneficial ownership by in excess of one percent (1%) of the Issuer’s outstanding Ordinary Shares since the filing of the Statement.

This Amendment amends and supplements the Statement. Capitalized terms used herein and not otherwise defined shall have the meanings provided therefor in the Statement.

Item 2. Identity and Background.

The information concerning the Reporting Person that appeared in Item 2 of the Statement is incorporated by reference in this Item 2 of the Amendment.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person has used personal funds in acquiring the additional Ordinary Shares reported in this Amendment, having acquired (i) 135,000 Ordinary Shares on March 11, 2013, at a purchase price of $0.52 per share, for a total purchase price of $70,200, and (ii) 2,000 Ordinary Shares on March 15, 2013, at a purchase price of $0.63 per share, for a total purchase price of $1,260. The Reporting Person did not pay any cash consideration (but performed services as Chief Executive Officer of the Issuer) in respect of the 17,510 aggregate Ordinary Shares granted by the Issuer to the Reporting Person that have vested for the Reporting Person during the period of time since the filing of the Statement.

Item 4. Purpose of Transaction.

The information set forth in Item 4 of the Statement is incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment are made on the basis of 4,029,263 Ordinary Shares (which includes 326,797 Ordinary Shares issuable upon conversion of an equivalent number of outstanding Preferred A Shares of the Issuer) outstanding as of March 15, 2013, based on outstanding share information provided to the Reporting Person by the Issuer in response to his inquiry.

(a) The Reporting Person beneficially owns 402,096 Ordinary Shares of the Issuer, representing approximately 10.0% of the issued and outstanding share capital of the Issuer.

(b) The Reporting Person possesses sole power to vote and direct the vote, and sole power to dispose or to direct the disposition of, the Ordinary Shares that he currently beneficially owns.

(c) Other than the Reporting Person’s acquisitions of additional Ordinary Shares that are described in Item 3 above, no transaction in Ordinary Shares of the Issuer has been effected by the Reporting Person during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Statement is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Memy Ish-Shalom
MEMY ISH-SHALOM

Dated: March 19, 2013